PPC Ad Editor, Inc.

Financial Statements

For the fiscal year ended December 31, 2020 and 2019

(Unaudited)

PPC Ad Editor, Inc.

BALANCE SHEET

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Citibank Business Checking	4,746.87
Stripe Account	4.40
Total Bank Accounts	**$4,751.27**
Total Current Assets	**$4,751.27**
Other Assets	
Loan to Shareholder	1,000.00
Total Other Assets	**$1,000.00**
TOTAL ASSETS	**$5,751.27**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Costco Credit Card	1,674.26
Total Credit Cards	**$1,674.26**
Other Current Liabilities	
Direct Deposit Payable	-1,752.38
Payroll Liabilities	
CA PIT / SDI	48.21
CA SUI / ETT	68.60
Federal Taxes (941/944)	414.74
Federal Unemployment (940)	67.56
Total Payroll Liabilities	**599.11**
Total Other Current Liabilities	**$ -1,153.27**
Total Current Liabilities	**$520.99**
Long-Term Liabilities	
Notes Payable - Accion	32,506.61
Notes Payable - Henry 100k loan	100,000.00
Total Long-Term Liabilities	**$132,506.61**
Total Liabilities	**$133,027.60**
Equity	
Owner's Equity	101,123.85
Reconciliation Adjustment	-17,750.27
Retained Earnings	-100,638.24
Net Income	-110,011.67
Total Equity	**$ -127,276.33**
TOTAL LIABILITIES AND EQUITY	**$5,751.27**

PPC Ad Editor, Inc.

PROFIT AND LOSS

January - December 2020

	TOTAL
Income	
Sales of Product Income	555.64
Total Income	**$555.64**
Cost of Goods Sold	
Coding & Development	27,712.31
Contractors	27,568.19
Front-End Website Development	61.80
Graphic Design	-398.53
Servers & Computing	13,285.40
Total Cost of Goods Sold	**$68,229.17**
GROSS PROFIT	**$ -67,673.53**
Expenses	
Advertising & Marketing	9,797.92
Bank Charges & Fees	2,124.38
Interest Paid	10,222.00
Legal & Professional Services	4,088.33
Office Supplies & Software	1,099.49
Payroll Expenses	
Taxes	1,652.01
Wages	15,560.00
Total Payroll Expenses	**17,212.01**
Payroll Processing Fees	296.50
Postage & Shipping Expense	546.30
Software Application Subscriptions	7,629.02
Taxes & Licenses	896.31
Unapplied Cash Bill Payment Expense	-200.00
Total Expenses	**$53,712.26**
NET OPERATING INCOME	**$ -121,385.79**
Other Income	
EIDL Grant	3,000.00
Main Street Govt Grant	10,000.00
Total Other Income	**$13,000.00**
Other Expenses	
Reconciliation Discrepancies	1,625.88
Total Other Expenses	**$1,625.88**
NET OTHER INCOME	**$11,374.12**
NET INCOME	**$ -110,011.67**

PPC Ad Editor, Inc.

STATEMENT OF CASH FLOWS

January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-108,556.67
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable (A/P)	-1,455.00
Costco Credit Card	1,674.26
Direct Deposit Payable	-1,752.38
Payroll Liabilities:CA PIT / SDI	48.21
Payroll Liabilities:CA SUI / ETT	68.60
Payroll Liabilities:Federal Taxes (941/944)	414.74
Payroll Liabilities:Federal Unemployment (940)	67.56
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-934.01
Net cash provided by operating activities	**$ -109,490.68**
INVESTING ACTIVITIES	
Loan to Shareholder	-1,000.00
Net cash provided by investing activities	**$ -1,000.00**
FINANCING ACTIVITIES	
Notes Payable - Accion	32,506.61
Notes Payable - Henry 100k loan	1,000.00
Reconciliation Adjustment	-17,750.27
Net cash provided by financing activities	**$15,756.34**
NET CASH INCREASE FOR PERIOD	**$ -94,734.34**
Cash at beginning of period	99,485.61
CASH AT END OF PERIOD	**$4,751.27**

PPC Ad Editor, Inc.

STATEMENTS OF SHAREHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2018

| | Common Stock | | Accumulated | |
	Shares	$	Deficit	Total
Balance at January 1, 2019	9,000,000	$101,123.85	-$24,793.74	$76,330.11
Net loss			-$75,844.50	-$75,844.50
Balance at December 31, 2020	9,000,000	$101,123.85	-$100,638.24	$485.61
Reconciliation Adjustment			-$17,750.27	-$17,750.27
Net loss			-$110,011.67	-$110,011.67
Balance at December 31, 2020	9,000,000	$101,123.85	-$228,400.18	-$127,276.33

PPC Ad Editor, Inc.

BALANCE SHEET

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Citibank Business Checking	99,485.61
Total Bank Accounts	**$99,485.61**
Total Current Assets	**$99,485.61**
TOTAL ASSETS	**$99,485.61**
LIABILITIES AND EQUITY	
Liabilities	
Long-Term Liabilities	
Notes Payable - Henry 100k loan	99,000.00
Total Long-Term Liabilities	**$99,000.00**
Total Liabilities	**$99,000.00**
Equity	
Owner's Equity	101,123.85
Retained Earnings	-24,793.74
Net Income	-75,844.50
Total Equity	**$485.61**
TOTAL LIABILITIES AND EQUITY	**$99,485.61**

PPC Ad Editor, Inc.

PROFIT AND LOSS

January - December 2019

	TOTAL
Income	
Total Income	
Cost of Goods Sold	
Coding & Development	46,188.26
Front-End Website Development	534.46
Graphic Design	9,466.02
Servers & Computing	3,409.73
Total Cost of Goods Sold	**$59,598.47**
GROSS PROFIT	**$ -59,598.47**
Expenses	
Advertising & Marketing	7,397.13
Bank Charges & Fees	105.00
Legal & Professional Services	3,823.74
Office Supplies & Software	437.03
Rent & Lease	536.60
Software Application Subscriptions	3,946.53
Total Expenses	**$16,246.03**
NET OPERATING INCOME	**$ -75,844.50**
NET INCOME	**$ -75,844.50**

PPC Ad Editor, Inc.

STATEMENT OF CASH FLOWS

January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	-77,799.50
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable (A/P)	1,955.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	1,955.00
Net cash provided by operating activities	$ -75,844.50
FINANCING ACTIVITIES	
Notes Payable - Henry 100k loan	99,000.00
Owner's Equity	101,123.85
Net cash provided by financing activities	$200,123.85
NET CASH INCREASE FOR PERIOD	$124,279.35
Cash at beginning of period	-24,793.74
CASH AT END OF PERIOD	$99,485.61

PPC Ad Editor, Inc.
NOTES TO THE FINANCIAL STATEMENTS
Fiscal Years Ended December 31, 2020 and 2019

1. **ORGANIZATION AND PURPOSE**

   PPC Ad Editor, Inc. (the company), is a corporation organized under the laws of the State of Delaware. The Company operates a subscription based, Software as a Service (SaaS) platform that streamlines the workflow for Pay Per Click campaigns.

2. **SUMMARY OF SIGNAFICANT ACCOUNTING POLICIES**

   A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

   a. **Basis of Accounting**
   The company prepares its financial statements on an accrual basis of accounting in conformity with Generally Accepted Accounting Principles (GAAP) in the United States. Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

   b. **Fiscal Year**
   The Company operates on a 52-week fiscal year ending on December 31.

   c. **Cash Equivalents**
   Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal years ended December 31, 2020 and December 31, 2019, the Company's cash positions include its operating bank account

   d. **Legal and Professional Services**
   Legal and professional fees consisted of legal review for our customer contracts as well as professional writing services.

3. **SUBSEQUENT EVENT**
   The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.